SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to file Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number    000-24360

Spectrian Corporation
(Exact name of registrant as specified in its charter)

350 West Java Drive, Sunnyvale, CA 94086, (408) 745-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Series A Participating Preferred Stock, $.001 par value
Common Stock, $.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) or designate the appropriate rule provision(s) relied upon the terminate or suspend duty by file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: One

        Pursuant to the requirements of the Securities Exchange Act of 1934, Spectrian Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2002	By:	/s/ THOMAS H. WAECHTER

	Name:	Thomas H. Waechter
	Title:	Chief Executive Officer and President

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.